ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

07028190

PROCESSED
NOV 30 2007
THOMSON FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
November 20, 2007 (ASX: Announcement & Media Release –Gulf Coast Update and NE Waller 3D Acquisition complete)

dlw 11/27

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

20 November 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

GULF COAST DRILLING UPDATE

South Grosse Tete, Iberville Parish, South Louisiana
Rig on location – spud imminent – FAR (0-14,500 feet 5%) (>14,500 feet 17.7%)

Grey Wolf Rig 77 has arrived on location to drill the Schwing #2 well, a deviated 14,500 foot Nodosaria test in which FAR has a 5% working interest in depths between surface and 14,500 feet. The well is expected to spud during the next 48 hours.

The Schwing #2 well has been engineered in a manner to enable deepening to test the Wilcox formation if the shallower objectives fail to yield a commercial result. The well is expected to take 52 days at an estimated completed cost of US$6 million. FAR has retained its full 17.7 percent rights below 14,500 feet and will determine its level of participation in any deepening if and when a firm proposal is made.

A potential bail out zone has been mapped at Bolmex horizon at approximately 11,800 feet. This zone is considered lower risk and may assist in defraying well costs.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

Lake Long Project, Lafourche Parish, South Louisiana
Production increases in SL 328 # 9 Deep Well (FAR 10.1875%)

Production from the Middle Hollywood Sand interval of the SL 328 #9 well at Lake Long Field has increased from commissioning levels to approximately 3.36 million cubic feet and 78 barrels of condensate per day on a 9.5/64" choke.





Interests in the well are also held by the Operator, Kriti Exploration Inc and ASX listed entities Amadeus Energy Limited (AMU) and Sun Resources NL (SUR).

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Lindsey 109A # 1R, Dawson County, Texas (FAR 4.64%)
Oil Production Commences at 136 Barrels per day

The Operator reports having commenced production from a 20 foot dolomite pay section in the Lindsey 109A #1R sidetrack well. The dolomite zone correlates to the upper pay interval that produced in the original Lindsey 109 A1 well.

The well is producing on pump at the rate of 182 barrels of fluid per day (comprising 136 barrels of oil and drilling fluid). The oil cut is expected to increase as the drilling fluid is unloaded.

The Lindsey 109A #1R well had previously been drilled to 12,280 feet and was sidetracked from a kick off point of 11,700 feet to improve reservoir quality. The sidetracking operation was performed using a large workover rig.

The well was a follow up to the original discovery (in which FAR was a participant) drilled in 1997 which came on line at 186 barrels of oil per day before ceasing prematurely due to down hole mechanical issues. The operator is estimating 270,000 barrels of oil in total recoverable reserves for this location.

The operator is RIM Operating, Inc. of Englewood, Colorado.

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)
Sidetracking Operation Proposed – Marceaux #1

After assessing both geologic and engineering risk factors a sidetracking operation is planned approximately 900 foot downdip from the Marceaux #1 well. This is designed to overcome sanding up issues that have prevented the existing wellbore from producing.

Surface production facilities for the Marceaux #1 well have already been installed enabling early hook up should the sidetracking operation be successful.

Prior to sanding up, stimulation and flow back testing of the Alliance 3 Sand was conducted in the in the Marceaux #1 well. The interval between 12,953 and 12,957 feet was perforated and fracture treated following which the well tested at rates up to 2,520 barrels per day on a 14/64 inch choke with 5,800 psi flowing tubing pressure.

The Operator is Neumin Production Company of Lafayette, Louisiana. FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

For information on FAR's drilling activities visit our website at www.far.com.au

20 November 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

NE WALLER 3D ACQUISITION COMPLETE

NE WALLER, ONSHORE US GULF COAST

Shooting of the NE Waller 3D seismic survey was completed during the first week of November and all of the 3D field data acquired by Quantum Geophysical Inc has been delivered to Generation Services Group, LC, of Houston for processing. Preliminary field review of initial seismic sections indicates that data quality is excellent.

AYCO, an established Houston based operator ("Operator"), expects processed data to be available for commencement of interpretation by the last week of November 2007, when geoscientists will apply their skills and knowledge in search of features bearing potential for commercial hydrocarbon reservoirs.

The final surveyed area comprised some 41 plus square miles, with the balance of the proposed 50 square miles being held out by some mineral and surface owners refusing to grant access to their lands in this rapidly expanding suburban countryside. Fortunately, most of these non-permit tracts were around the area's fringe where a high density shot pattern was applied along their borders, with the core area being well covered.



The 3D seismic survey covers a lightly explored area, on trend with significant Eocene production and is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

FAR is the lead participant in this onshore Texas Gulf Coast exploration opportunity with a 34% working interest which will provide excellent leverage as the program moves into the drilling phase planned for 2008.

Prior to the shoot FAR continued to increase its acreage position in the survey area. The Operator reports that the volume of completed lease trades has increased as brokers reach final stages of land acquisition. 22,216 gross acres (approx 17,484 net) have now been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the 3D program.

Primary objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.



Additional objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies

Deeper potential is also present in a number of high risk – high potential objectives which lie beneath the Eocene section.

The Operator has reported nearby activity where Newfield is drilling a 16,500 foot test approximately 4.5 miles from the survey's boundary.

The purpose of the 3D program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE from future exploration drilling, from the primary objectives alone, are anticipated.

The Operator, AYCO, has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry and significant equity in the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

For information on FAR's drilling activities visit our website at www.far.com.au

END